

(CEMI:OTCBB)



Investor Presentation

November 2007

Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

Investment Highlights

- Leading Developer and Manufacturer of Rapid Tests
  - Rapid HIV tests were FDA PMA approved in 2006 for US
    - 2nd CLIA Waived October 2007
  - Marketed in U.S. by Inverness Medical Innovations
- Strong Sales Growth Continuing in 2007 YTD
  - 3rd QFY: 07 Revenues Increased 127% Y-O-Y
  - Nine Months FY: 07 Revenues Increased 76%
- Next Generation Dual Path Platform (DPP™) Technology offers significant benefit and opportunity
  - New Patent Granted in 2007
  - Five New R&D Agreements in Q3
- Manufacturing a Core Competency
  - FDA PMA Approved Class III,
  - ISO-13.485 Certified
  - USDA-Licensed Facility in Medford, NY with ~100 Employees

Point of Care (POC) is the Place to Be in In-Vitro Diagnostics (IVD)

Size of US and Global Point of Care Markets (Billions)	United States	Global
2000	$0.9	$2.5
2005	$1.9	$4.0
2008	$2.4	$5.2

- **POC Fastest Growing Segment of $28B IVD Market**

- **Significant Market Consolidation/M&A Activity**
  - **Valuation Premiums**

CHEMBIO
DIAGNOSTICS, INC.

The Growth in POCT

- **Improved Detection Systems (e.g. DPP™)**



- **Technologies for Data Recording, Analysis, Communication**

- **Consumer Need for Quick Results**



- **Drive For Costs Containment**

Chembio is a Leading Developer & Manufacturer of Rapid Tests for the Global Health POCT Market



IDRI
Infectious Disease Research Institute

CDC
Department of Health and Human Services
Centers for Disease Control and Prevention

FIOCRUZ

CLINTON FOUNDATION

The United States President's Emergency Plan for AIDS Relief

CHEMBIO
DIAGNOSTICS, INC.

Chembio's POC Tests Serve a Diverse, Regulated, Global Market





U.S. Food and Drug Administration
CENTER FOR BIOLOGICS EVALUATION AND RESEARCH

HIV 1/2 STAT-PAK™

2 Approved PMA's





USDA

VetTB STAT-PAK™

2 USDA Product Manufacturing Licenses





ISO

CHAGAS STAT-PAK™

ISO 13.485 Certified

CHEMBIO
DIAGNOSTICS, INC.

In the U.S., Our HIV Tests Are Marketed by Inverness Medical, a Leading POCT Company



HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview HIV 1/2 STAT-PAK™
Clearview HIV 1/2 STAT-PAK
Point of Care Diagnostics
HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview COMPLETE HIV 1/2
Clearview COMPLETE HIV 1/2
A single-use, self-contained, closed system for the collection, processing, and analysis of a whole blood, serum or plasma sample for the detection of HIV 1 and HIV 2 antibodies.
Clearly different
Provides highly sensitive and specific tests for the detection of human immunodeficiency virus (HIV) in whole blood.
Rapid Reporting: Results in 15 minutes.
Convenience: Self-contained system, pouch includes lancet and bandage for fingerstick collection.
Reliability: Built-in control confirms sample addition and proper test performance.
Flexibility: Use with multiple sample types – whole blood (fingerstick or venipuncture), serum or plasma.
Clearly better
Reliable results – 99.7% sensitive, 99.9% specific
Detects HIV 1 and HIV 2 for a COMPLETE picture in one test.
15 minute results mean STAT decision making, quickly and confidently while patient is present.
Minimal sample size of 2.5 µL reduces sample handling and exposure risk, less invasive for patient.
Multiple specimen types to fit your lab and practice patterns.
Long 24-month shelf life allows your offices to purchase in volume.
Point of Care Diagnostics
Inverness medical
professional diagnostics

HIV 1/2 STAT-PAK

- Launched Q1 2007
- High Growth U.S. Point of Care Market
- New CDC Recommendations
- Both CLIA-waived!

CHEMBIO DIAGNOSTICS, INC.

Single Path Lateral Flow (SPLF) Technology Know-How…



PreVue B. burgdorferi
HIV 1/2 Stat-Pak
Stat-Pak Dipstick
Sure Check™ HIV
Process • Analyze
in 1
HIV 1/2
Infectious Disease
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview® HIV 1/2 STAT-PAK™
Clearly different
Provides highly sensitive and specific tests for the detection of Human immunodeficiency virus (HIV) in whole blood.
Rapid Reporting: Results in 15 minutes.
Simplicity: CLIA waived*, two-step procedure.
Reliability: Built-in control ensures accuracy.
Flexibility: Use with multiple sample types – whole blood (fingerstick or venipuncture), serum or plasma.

…Benefits Our Newly Patented Dual Path Platform (DPP™) R&D



2
Buffer
DPP™
T C
ID
Blood/Serum/Plasma
1
Sample + Buffer
Oral Fluid
CHEMBIO DIAGNOSTIC SYSTEMS, INC.

CHEMBIO DIAGNOSTICS, INC.

DPP™ Test Design


2
Buffer
T C
HIV 1/2
ID
1
Sample + Buffer
CHEMBIO

“Single Path” Lateral Flow Test


HIV 1/2 STAT-PAK


2
Buffer
T C
HIV 1/2
ID
1
Sample + Buffer
CHEMBIO
Gold conjugate
Test line
Control line
Buffer pad
Sink pad
Strip 2
Strip 1
Sample pad

CHEMBIO DIAGNOSTICS, INC.

DPP™ Test Design

- Independent Flow paths for Sample and Conjugate Allows Improved Sample Management

- Multiplexing Facilitated Because Delivery of Sample to Multiple Test Lines is Even and Simultaneous

- Improved Sensitivity Achieved with Less Sample Volume due to Absence of Competing Conjugate (more efficient binding)

- Separate Conjugate Clearance Increases Signal to Noise ratio, thereby Improving Utility of Reader Technologies

CHEMBIO
DIAGNOSTICS, INC.

DPP Antibody Detection Example - HIV


Test Line
Control Line
Protein A gold conjugate
PA
gold
HIV antibodies
Ag1
Ag2
Ag3
HIV Antigens
PA = Protein A
Non HIV antibodies
S2 strip
S1 strip
Antibodies in sample

Multiplexing with DPP™: HIV 1/2 CONFIRMATORY TEST


ID
12345
C
B
HIV 1/2
Confirmatory
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

1. Add 10 µl of serum/blood to the sample well (S+B).


ID
12345
C
B
HIV 1/2
Confirmatory
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

2. Add 1 drop (30 µl) of buffer to the sample well (S+B).


ID
12345
C
B
HIV 1/2
Confirmatory
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

3. Add 3 drops (90 µl) of buffer to the buffer well (B) when the colored lines disappear completely.

4. Read the results at 20 minutes

Negative result: one line

Positive result indicates presence of antigen or antigens (two - six lines)


ID
12345
C
B
HIV 1/2
Confirmatory
Test
CHEMBIO
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

Negative Result

or


ID
12345
C
B
HIV 1/2
Confirmatory
Test
CHEMBIO
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

HIV1 Positive Result

(At least two HIV1 antigens reactive)


ID
12345
C
B
HIV 1/2
Confirmatory
Test
CHEMBIO
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

HIV2 Positive Result

(Only the HIV2 antigen reactive)


ID
12345
C
B
HIV 1/2
Confirmatory
Test
CHEMBIO
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

HIV 1/2 Positive Result

(At least two antigens for HIV1 and the HIV2 antigen all reactive)

CHEMBIO DIAGNOSTICS, INC.

DPP™ Handheld Reader

Interpretation of Results



1 TEST1 POSITIVE

2 TEST2 POSITIVE

3 T1=109.6 T2=113.7

Chembio's Current Revenue Base

Products	Partner	Status
Rapid HIV Test Market in US and Mexico	**In US: Inverness Medical under Inverness Clearview® brand** **In Mexico: Bio-Rad Laboratories under Chembio Sure Check® brand**	**2 tests launched by Inverness in first quarter 2007.** **Sales to US/Mexico @ 9/30/07YTD $3.3MM v. $.3MM @ 9/30/06YTD**
Developing World Rapid HIV Test Market	**President's Emergency Plan for AIDS Relief (PEPFAR), Global Fund, Clinton Foundation**	**Sales to Africa @ 9/30/07YTD $2.7MM v. $1.2MM @ 9/30/2006YTD**
Chagas Disease	**WHO, PAHO, Regional Distributors**	**Seeking CE Marking and FDA clearance to broaden market opportunities**
Veterinary TB	**Specialized Distributors**	**Initial Products USDA approved**

CHEMBIO
DIAGNOSTICS, INC.

DPP Revenue Pipeline

Proposed Product	End-User Market/ Estimated Size	Potential OEM Licensee	Status as of October 2007
Multiplex Antigen Detection Product	USA & Europe Hospitals – $33MM	$800MM Divisions of $2B Revenue Life Science Co.	Feasibility Agreement Signed and Ongoing; Development, License and Manufacturing Contracts in negotiation subject to results of feasibility study.
Infectious Disease Screening Tests	Public Health POC – $10MM	Global Health Organization	Contracts being finalized
Women's Health	USA POC – $84MM	$1.4B Division of Diversified Healthcare Co.	Feasibility Agreement Signed and Ongoing. Development, License and Manufacturing Contracts in negotiation subject to results of feasibility study.
Companion Animal Test	USA POC – $NA	$75MM Animal Health Co.	Ongoing Funded Feasibility
Various Products for Single and Multiple Analyte Detection	US, Japan, Europe POCT Market	Various IVD Marketing Organizations	In Negotiation

CHEMBIO
DIAGNOSTICS, INC.

Selected Financial Information:
Annual and Nine Mos. YTD

Chembio Diagnostics, Inc. (in $000's)	2005	2006	9 mos 2007	9 mos 2006
			Unaudited	
Net Sales	$ 3,360	$ 6,294	$ **6,604**	$ 3,684
Total Revenues	3,941	6,502	**6,855**	3,893
Cost of Sales	2,609	4,485	**4,218**	2,706
Gross Profit	1,332	2,017	**2,637**	1,187
Gross Profit %	33.80%	31.02%	**38.47%**	30.50%
Overhead Costs	4,630	6,596	**4,875**	4,803
Operating Loss	(3,298)	(4,579)	**(2,238)**	(3,616)
Net Loss	(3,252)	(4,995)	**(729)**	(1,264)
Net Loss Attributable to Common Stockholders	(6,769)	(8,205)	**(3,077)**	(5,609)
Loss Per Share	(0.88)	(0.80)	**(0.24)**	(0.56)
HIV Test Revenues (unaudited)	$ 2,400	$ 4,434	$ **5,935**	$ 1,970

Selected Financial Information
Comparable and Sequential Quarters

QUARTERLY 2007 (in $000's)	QI 2007	Q II 2007	Q III 2007	9 mos 2007
Total Revenues	$ 2,038	$ 2,503	$ 2,314	$ 6,855
Cost of Sales	1,378	1,511	1,329	4,218
Gross Profit	660	992	985	2,637
Gross Profit %	32.37%	39.63%	42.58%	38.47%
Overhead Costs	1,571	1,646	1,658	4,875
Operating Income (Loss)	(911)	(654)	(673)	(2,238)
Net Income (Loss)	(729)	(626)	(649)	(2,003)
Pref. Divid. & Beneficial Conv. Features	(1,074)	(357)	(362)	(1,074)
Net Loss Attrib. To Common Stockholders	$ (1,803)	$ (983)	$ (1,011)	$ (3,077)
QUARTERLY 2006 (in $000's)	QI 2006	Q II 2006	Q III 2006	9 mos 2006
Total Revenues	$ 1,238	$ 1,637	$ 1,018	$ 3,893
Cost of Sales	802	1,073	831	2,706
Gross Profit	436	564	187	1,187
Gross Profit %	35.19%	34.47%	18.40%	30.50%
Overhead Costs	1,690	1,684	1,428	4,803
Operating Income (Loss)	(1,254)	(1,120)	(1,240)	(3,616)
Net Income (Loss)	(1,264)	(1,127)	(1,574)	(3,965)
Pref. Divid. & Beneficial Conv. Features	(676)	(208)	(759)	(1,644)
Net Loss Attrib. To Common Stockholders	$ (1,940)	$ (1,335)	$ (2,333)	$ (5,609)

CHEMBIO
DIAGNOSTICS, INC.

Current Capital Structure

In $000's	Common Stock and Options	%	Common Shares Underlying Preferred	%	Warrants	%
Common Stock	14,080	85.3%	-	-	-	-
Series A	-	-	7,080	26.7%	9,778	37.3%
Series B	-	-	9,155	34.5%	9,858	37.6%
Series C	-	-	10,313	38.8%	2,578	9.8%
Additional Warrants	-	-	-	-	3,983	15.2%
Options	2,436	14.7%	-	-	-	-
Total	16,516	100.0%	26,547	100.0%	26,196	100.0%

Fully Dilluted	69,259	

Market Cap* $ **6,758**

Based on $0.45 Market Price

CHEMBIO
DIAGNOSTICS, INC.

Proposed Plan Consequences

in $000's	Status Quo	%	Conversion of Preferred	%	Conversion of Preffered and Exercise of Warrants Raising the Company $1 Million at Closing and $1 Million Through April 1, 2008 with No Additional Warrants Exercised	%
Common Shares	14,080	20.3%	55,341	65.9%	60,063	71.5%
Preferred Shares	26,547	38.3%	-	0.0%	-	0.0%
Warrants	26,196	37.8%	26,196	31.2%	21,474	25.6%
Options	2,436	3.5%	2,436	2.9%	2,436	2.9%
Fully Dilluted	69,259	100.0%	83,973	100.0%	83,973	100.0%
Market Cap*	$ 6,758		24,903		27,028	

Based on $0.45 Market Price

CHEMBIO
DIAGNOSTICS, INC.

Achievements: Sept 2006 - Sept 2007

- **Global Agreement with Inverness Medical**
- **Increased YTD Revenue Growth 76% & Gross Profit 122%**
- **Two Rapid HIV Test CLIA Waivers**
- **Received USDA License**
- **Received ISO Certification**
- **DPP**
  - **Patent Issued**
  - **Multiple R&D Commitments**
  - **Initial Product Validate**

CHEMBIO DIAGNOSTICS, INC.

Anticipated Milestones 2007-2008

- **Anticipated Revenue Increases**
  - **US Market Expansion by IMA with Chembio HIV Tests**
  - **Ex-US Markets (CE Mark) for HIV & Other Tests**

- **Higher Margin Product Sales Mix Leading to Profitability**

- **Agreements for DPP Platform**
  - **New Collaborations and Licenses with Market Leaders**
  - **Development of branded DPP products**

- **Other**
  - **Chagas FDA 510(k) Clearance & CE Mark**
  - **Veterinary Tests Roll-Out**

CHEMBIO DIAGNOSTICS, INC.

Senior Management Team

Name / Position	Joined Company	Relevant Experience
Lawrence A. Siebert, CEO & Chairman	Investor Since 1992; CEO Since 2002	JD Law, Private Equity, Venture Capital
Javan Esfandiari, SVP Research & Development	2000	Sinovus Biotech/Svanova; Inventor of DPP™
Richard J. Larkin, Chief Financial Officer	2003	CPA, MRP Systems
Robert L. Aromando, SVP Commercial Operations	2007	Roche / 30 Years Industry Experience

CHEMBIO
DIAGNOSTICS, INC.

Investment Highlights

- A Leading Developer and Manufacturer of Rapid Tests
  - Rapid HIV tests were FDA PMA approved in 2006 for US
    - 2nd CLIA Waived October 2007
  - Marketed in U.S. by Inverness Medical Innovations
- Strong Sales Growth Continuing in 2007 YTD
  - 3rd QFY: 07 Revenues Increased 127% Y-O-Y
  - Nine Months FY: 07 Revenues Increased 76%
- Next Generation Dual Path Platform (DPP™) Technology offers significant benefit and opportunity
  - New Patent Granted in 2007
  - Five New R&D Agreements in Q3
- Manufacturing a Core Competency
  - FDA PMA Approved Class III
  - ISO-13.485 Certified
  - USDA-Licensed Facility in Medford, NY with ~100 Employees
- Proposed Simplification of Capital Structure Pending

CHEMBIO
DIAGNOSTICS, INC.